June 28, 2007


Filed via EDGAR and
Delivered via Facsimile (202) 772-9368

Mr. Rufus Decker                          Ms. Lisa Haynes
Accounting Branch Chief                   Staff Accountant
Securities and Exchange Commission        Securities and Exchange Commission
Division of Corporation Finance           Division of Corporation Finance
100 F Street, N.E.                        100 F Street, N.E.
Washington, D.C. 20549                    Washington, D.C. 20549

          Re:      First Montauk Financial Corp.
                   Form 10-K for fiscal year ended December 31, 2006 Form 10-K/A for fiscal year ended December 31, 2006 Form 8-K filed May 11, 2007 File No. 0-6729

Dear Mr. Decker and Ms. Haynes:

         We are counsel to First Montauk Financial Corp. ("Montauk" or the "Company") and are in receipt of your letter dated May 15, 2007 concerning comments to the above-referenced filings of Montauk. This letter sets forth Montauk's responses to the Staff"s comments as set forth in your letter. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. Please note that in the event you have any questions regarding this submission, please contact either the undersigned or the Company's Acting Chief Financial Officer, Ms. Mindy Horowitz, First Montauk Financial Corp., Parkway 109 Office Center, 328 Newman Springs Road, Red Bank, New Jersey 07701, telephone (732) 842-4700.

         The Company's responses are as follows:

Form 10-K for the Year Ended December 31, 2006

General

Comment 1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplement response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response

         Where appropriate in this response, the Company will include its proposed revisions to its prior disclosures to reflect the Staff's comments. Further, the Company will include such disclosures, as revised, in its future periodic reports that it files with the Commission.

Selected Financial Data

Comment 2. Please revise your selected financial data table to include long-term obligations and redeemable preferred stock. Refer to Item 301 of Regulation S-K.

Response

         The Company has revised the selected financial data table from its Annual Report on Form 10-K for the year ended December 31, 2006, as amended (the "Form 10-K") to reflect the Staff's comments. The selected financial data table for the year ended December 31, 2006, revised to include the additional financial data, appears below. In its future periodic reports that the Company will file with the Commission, it will include long-term obligations and redeemable preferred stock in its selected financial data table, when applicable. Please note that the text appearing in bold in the Company's reply represents the revised information included in response to this comment.

         Item 6.  Selected Financial Data

                  The following selected financial data should be read in conjunction with the Consolidated Financial Statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                               Year Ended December 31,

                                       2006             2005               2004               2003        2002
                             ---------------- ----------------- ------------------- ---------------- ----------------

Operations Results:

Revenues:

  Commissions                    $39,920,168       $37,493,733         $42,732,238      $41,883,669      $36,513,802

  Principal transactions           4,079,243         5,578,820           9,058,259        9,466,359        6,727,642

  Investment banking               3,420,685         6,640,402           2,716,042        2,439,144        1,007,700

  Interest and other
   income                          3,540,324         8,370,711           4,680,702        4,437,510        3,717,600
                             ---------------- ----------------- ------------------- ---------------- ----------------

Total
revenues                          50,960,420        58,083,666          59,187,241       58,226,682       47,966,744
                             ================ ================= =================== ================ ================


Expenses:

  Commissions, employee
   compensation and
   benefits                       43,137,778        44,398,131          46,851,474       46,218,107       39,572,851

Executive separation               1,151,266         1,432,937                  --               --               --

Clearing and floor
   brokerage                       1,527,675         1,926,005           2,466,027        2,934,164        2,666,376

  Communications and
   occupancy                       1,797,281         2,483,056           2,664,256        2,659,105        3,006,017

  Legal matters and
   related costs                   1,095,064         1,773,604           2,714,769        5,836,960        1,259,502

  Other operating expenses         2,982,665         3,467,972           3,489,425        3,393,335        4,029,515

Interest                              78,248           100,123             284,093          204,054           98,918
                             ---------------- ----------------- ------------------- ---------------- ----------------

Total expenses                    51,769,977        55,581,828          58,470,044       61,245,725       50,633,179
                             ================ ================= =================== ================ ================

Income (loss) before
   income taxes                    (809,557)         2,501,838             717,197      (3,019,043)      (2,666,435)

Provision (benefit) for
   income taxes                       26,992            77,544            (13,305)          499,000          294,000
                             ---------------- ----------------- ------------------- ---------------- ----------------

Net income (loss)                 $(836,549)        $2,424,294            $730,502     $(3,518,043)     $(2,960,435)
                             ================ ================= =================== ================ ================


                                                     Year Ended December 31,

                                       2006             2005               2004               2003        2002
                             ---------------- ----------------- ------------------- ---------------- ----------------

Operations Results:

                               Net income (loss)
                              applicable to common
   stockholders                 $(1,005,055)        $2,138,954            $639,813     $(3,542,882)     $(3,059,722)
                             ================ ================= =================== ================ ================

Earnings (loss) per share:

    Basic:                           $(0.06)             $0.15               $0.07          $(0.40)          $(0.36)

Diluted:                             $(0.06)             $0.12               $0.04          $(0.40)          $(0.36)

Weighted average common
   shares outstanding--
   Basic                          17,004,254        14,032,057           9,270,350        8,784,103        8,551,932

Weighted average common
   and common share
   equivalents outstanding
   - Diluted                      17,004,254        20,109,178          15,629,920        8,784,103        8,551,932

Financial condition:

Total assets                      $7,798,917        $8,719,930          $9,834,374      $12,193,101      $11,425,506
                             ================ ================= =================== ================ ================

Long-term obligations                     --        $1,257,735          $4,277,174       $4,573,450       $1,971,340

Other liabilities                  3,985,426         4,234,344           8,655,817       11,707,090       10,231,856
                             ---------------- ----------------- ------------------- ---------------- ----------------

Total liabilities                 $3,985,426        $5,492,079         $12,932,991      $16,280,540      $12,203,196
                             ================ ================= =================== ================ ================

Temporary equity:

Series B convertible
redeemable preferred stock        $1,000,000        $1,000,000                  --               --               --
                             ================ ================= =================== ================ ================

Stockholders' equity
(deficit)                         $2,813,491        $2,227,851        $(3,098,617)     $(4,087,439)       $(777,690)
                             ================ ================= =================== ================ ================

Consolidated Contractual Obligations and Lease Commitments

Comment 3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt and purchase obligations (including those pertaining to information technology consulting services and other service agreements). Because the table is aimed at increase transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response

         The Company has revised the table of contractual cash obligations from its Form 10-K to reflect the Staff's comments. This table, as revised, appears below. The Company will include the additional information in the table of contractual cash obligations included in its future periodic reports. Please note that the text appearing in bold in the Company's reply represents the revised information included in response to this comment.

Consolidated Contractual Obligations and Lease Commitments

         The table below provides information about our commitments related to debt obligations, leases, guarantees and investments as of December 31, 2006. This table does not include any projected payment amounts related to our potential exposure to arbitrations and other legal matters, nor does it include any potential lease commitment related to the Okun Lease.


   As of December 31, 2006                                       Expected Maturity Date
   Category                                      2007            2008         2009         2010            Total

   Debt Obligations (1)                      $209,747         $16,667           $0           $0         $226,414

   Capital Lease Obligations                        0               0            0            0                0

   Operating Lease Obligations                741,848         663,148      620,989       50,762        2,076,747

   Contractual Commitments                    631,460         200,000            0            0          831,460

   Note Payable                                     0               0            0            0                0
   Other Long-Term Obligations
   Reflected on Balance Sheet under
   GAAP                                             0               0            0            0                0
                                        -------------- --------------- ------------ ------------ ----------------
   Total                                   $1,583,055        $879,815     $620,989      $50,762       $3,134,621
                                        ============== =============== ============ ============ ================
   ---------------------

   (1) Debt obligations in 2007 include interest of $1,414 on an aggregate principal amount of $25,000 of convertible debentures maturing on December 11, 2007.

Quantitative and Qualitative Disclosures About Market Risk

Comment 4. Please revise to provide the quantitative information about market risk required by Item 305(a) of Regulation S-K. Alternatively, if you believe that you have provided this information elsewhere in the filing, please tell us where you have disclosed the information required by this item and revise your filing to provide appropriate cross references as necessary.

Response

         The Company believes that it has provided the information required by
Item 305 (a) of Regulation S-K in this section of its Form 10-K. The Company, however, will revise its disclosure of "Quantitative and Qualitative Disclosures About Market Risk" in future filings to more clearly refer the reader to the Risk Management section of the Management's Discussion and Analysis. The
Company believes that in both sections of its Form 10-K it discloses the information required by Item 305(a) of Regulation S-K. For your reference, the Company's existing disclosures are annexed to this letter as Appendix A.

Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity (Deficit)

Comment 5. Please tell us how you determined the $1 million value assigned to 197,824 shares of Series B Preferred Stock issued in connection with a separation agreement for Mr. Kurinsky. Your response should address how you considered your closing stock price on the date of the separation agreement as well as the 8% cumulative dividends associated with the preferred stock and the holder's ability to convert each share of preferred stock into 10 common shares.

Response

         The Company determined the $1 million value assigned to the 197,824 shares of Series B Preferred Stock issued in connection with a separation agreement it entered into with Mr. William Kurinsky, its former Chief Executive Officer, based on the market price of the Company's common stock on February 1, 2005, reflecting a discount of approximately 11% off of the market price due to the fact that the shares were unregistered and giving consideration for the total number of shares issued. For the reasons set forth below, the Company's board of diretors used February 1, 2005 as the date to determine the value of the equity component of the separation package offered to Mr. Kurinsky.

         The Company's board had agreed upon the framework for both the termination of Mr. Kurinsky's employment, and the promotion of Mr. Victor Kurylak to Chief Executive Officer, at a meeting held January 24, 2005. During that meeting, the Board determined that Mr. Kurylak would become the Company's Chief Executive Officer effective as of February 1, 2005. Accordingly, at that time, Mr. Kurinsky's tenure as Chief Executive Officer would end. In addition, at that time, the Board also agreed upon the parameters of the compensation package to provide to Mr. Kurinsky, including the $1 million value of preferred stock. The principal terms of this transaction, including the value of Series B Preferred shares to be issued, were approved and set at the January 24, 2005 board meeting, to be effective February 1, 2005. However, the definitive separation agreement between the Company and Mr. Kurinsky was executed on February 8, 2005 in order to allow the parties to finalize other aspects of the transaction and to review and complete the definitive agreement.

        Based on the foregoing factors, the Company determined the number of shares of Series B Preferred Stock to be issued in connection with the separation agreement would be based on the market price of the Company's common stock as of February 1, 2005, based on a total market value of $1 million. In fact, the Company would have issued Mr. Kurinsky a different number of shares of Series B Preferred Stock, at a different conversion rate, if a different valuation date (assuming the market price of the Company's common stock was different on such other date) was selected by the Board of Diretors.

        In addition, the Company and Mr. Kurinsky agreed on the dividend rate payable under the Series B Preferred Stock simply as an economic component of the overall separation package. Similarly, the agreed upon conversion rate of the Series B Preferred Stock reflected the parties' agreement solely to achieve the economic results described above and to preserve the Company's authorized preferred stock. As the Company had available for issuance at the time of Mr. Kurinsky's termination an aggregate of 4,375,000 shares of authorized but undesignated preferred stock, it elected to issue 197,824 shares (designated as Series B Preferred Stock) at the initial conversion rate of 10:1 in order to retain the ability to designate and issue additional classes of preferred stock in the future for various corporate purposes without the need of amending its Certificate of Incorporation.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Comment 6. Please revise your revenue recognition accounting policy footnote to incorporate the following:

         o More clearly align the types of revenues you describe on page F-7 with the line items provided on your consolidated statements of operation (for example, it is unclear which revenue line item includes sales concession from participation in syndicated offerings);
         o Disclose which line item of the financial statements includes unrealized gains and losses on securities owned and securities sold and separately quantify the amount of unrealized gains and losses in the footnotes, if material;
         o Clarify the criteria used by management to determine when insurance and mutual fund commissions received from outside vendors are considered earned; and
         o Describe and quantify the extent to which revenues are presented on a net basis and revise your consolidated statement of operations to indicate which revenue line items are presented on a net basis, if appropriate.

Response

         The Company has revised its revenue recognition accounting policy note to reflect the Staff's comments. The Company's proposed revised note addressing these points is set forth in full below. The Company will include this revised disclosure in its future periodic reports. Please note that the text appearing in bold in the Company's reply represents the revised information included in response to this comment.

           NOTE 2 -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           Basis of Presentation

           The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated in consolidation.

           Revenue Recognition Policies

           Commissions. All customer securities transactions and insurance and mutual fund commissions are reported on the Consolidated Statements of Operations on a trade-date basis. Revenues from alternative products received from outside vendors are recognized as income when earned. Asset management fees include revenues we receive from management fees from third-party managed funds and management and administrative fees we receive for assets managed by our registered representatives. These fees are based on the value of assets under management and are generally recognized over the period that the related service is provided based upon the beginning or ending Net Asset Value of the relevant period. Our accounting for commissions includes the guidance contained in Emerging Issues Task Force ("EITF") Issue No. 99-19, Reporting Revenues Gross versus Net, and because we are the primary obligor of any such arrangements, accordingly, we do not net expenses against the commission revenues.

           Principal Transactions. Financial instruments owned and financial instruments sold, but not yet purchased (all of which are recorded on a trade-date basis) are valued at quoted market value, with unrealized gains and losses reflected in Principal transactions in the Consolidated Statements of Operations on a trade-date basis. Market value generally is determined based on listed prices or broker quotes. Securities not readily marketable are carried at fair value based on our management's best estimate, giving appropriate consideration to reported prices, the extent of public trading in similar securities and the discount from the listed price associated with the cost at the date of acquisition, among other factors.

           The Company's principle transaction revenues, by reporting categories at December 31, 2006, 2005 and 2004 are as follows:

                                    2006                             2005                            2004
                        -----------------------------    -----------------------------    ----------------------------
                            Amount             %             Amount             %            Amount             %

Equities                       972,397        23.84%          1,555,270        27.88%         3,963,018        43.75%
Fixed Income                 3,106,846        76.16%          4,023,550        72.12%         5,095,241        56.25%
                        ---------------    ----------    ---------------    ----------    --------------    ----------
Total                        4,079,243       100.00%          5,578,820       100.00%         9,058,259       100.00%

           Investment Banking. Investment banking revenues are recorded at the time a transaction is completed and the related income is reasonably determined. Investment banking revenues include management fees, net of reimbursable expenses, earned in connection with private placement fees. Revenues from sales concessions from participation in syndicated offerings are recorded on a trade-date basis.

           Interest Income. We recognize interest earned from clearing firm rebates when received. Interest on broker loans is recorded based on the accrual basis.

Comment 7. Please revise to describe your accounting policy for determining the allowance for bad debts associated with your employee and broker receivables as well as amounts due from your clearing firm. To the extent that no allowance is provided a specific type of receivable, please revise to disclose the reasons why management believes that allowances are not necessary.

Response

         The Company makes loans or pays advances to its non-executive financial professionals, primarily for recruiting and retention purposes. The Company provides for an allowance for bad debts based on an evaluation of the Company's ability to collect such receivables. The Company's ongoing evaluation includes the review of specific accounts of its financial professionals no longer associated with the Company and the Company's historical collection experience. The Company records the amount due from its clearing firm based on the monthly settlement statement received.

Comment 8. Please consider revising your filing to include disclosure of your principal transaction revenues by reporting category for each period presented. Refer to footnote 12 to Exhibit 4-8 of the AICPA Broker-Dealer Audit Guide.

Response

         The Company has incorporated the recommended disclosure from the Broker-Dealer Audit Guide in its response to Comment 6. Where applicable, the Company will incorporate this recommended disclosure in its future filings with the Commission. Please note that the text appearing in bold in the Company's reply represents the revised information included in response to this comment. The additional recommended disclosure is as follows:

           Principal Transactions. Financial instruments owned and financial instruments sold, but not yet purchased (all of which are recorded on a trade-date basis) are valued at quoted market value, with unrealized gains and losses reflected in Principal transactions in the Consolidated Statements of Operations on a trade-date basis. Market value generally is determined based on listed prices or broker quotes. Securities not readily marketable are carried at fair value based on our management's best estimate, giving appropriate consideration to reported prices, the extent of public trading in similar securities and the discount from the listed price associated with the cost at the date of acquisition, among other factors.

           The Company's principle transaction revenues, by reporting categories at December 31, 2006, 2005 and 2004 are as follows:

                                   2006                              2005                            2004

                       ------------------------------    -----------------------------    ----------------------------

                           Amount             %             Amount             %             Amount            %

Equities                      972,397         23.84%         1,555,270         27.88%         3,963,018        43.75%
Fixed Income                3,106,846         76.16%         4,023,550         72.12%         5,095,241        56.25%

                       ---------------    -----------    --------------    -----------    --------------   -----------

Total                       4,079,243        100.00%         5,578,820        100.00%         9,058,259       100.00%


Recent Pronouncements Affecting the Company

Comment 9. Please tell us the impact that the adoption of SAB 108 had upon your financial statements as of and for the period ended December 31, 2006.

Response

         All adjusting entries were booked by the Company, and thus the adoption of SAB 108 had no impact on the Company as of and for the period ended December 31, 2006.

Note 4. Employee and Broker Receivables

Comment 10.        Please revise to more clearly describe the following:

         o How you account for forgivable loans at inception, upon the borrower meeting specific performance goals and once the loan becomes payable if performance goals are not met;
         o How the sufficiency of allowance for bad debts is evaluated by management each reporting period;
         o How the allowance for bad debts is allocated to the gross amount of employee and broker receivables for each reporting period; and
         o The financial statement line items where you record the offset to reductions/additions to the allowance for bad debts (we note from your valuation and qualifying accounts table that the reduction is not charged or credited to costs and expenses).

Response


         The Company has revised this note to reflect the Staff's comments. The Company's proposed revised note addressing these points is set forth in full below. The Company will include this revised disclosure in its future periodic reports. Please note that the text appearing in bold in the Company's reply represents the revised information included in response to this comment.

                  NOTE 4 - EMPLOYEE AND BROKER RECEIVABLES

                                                                             December 31,

                                                                     2006                       2005
                                                                     ----                       ----

                  Commission advances                            $320,329                   $293,043
                  Forgivable loans                                220,425                    151,651
                  Other loans                                     610,272                    949,640
                                                       ----------------------- -----------------------
                                                                1,151,026                  1,394,334
                  Less: reserve for bad debts                   (807,535)                (1,085,135)
                                                       ----------------------- -----------------------
                                                                 $343,491                   $309,199
                                                       ======================= =======================

                  From time to time, the Company provides forgivable loans to certain registered representatives primarily for recruiting and retention purposes. These loans are recorded at face value at the time the loan is made. If the registered representative does not meet specific requirements or terminates his/her registration with the Company prior to the forgiveness of the loan, management will evaluate the collectibility of the remaining loan amount. The loans are amortized to commission expense for financial reporting purposes over the term of the loan. Loan amortization charged to compensation was $187,109, $122,155, and $112,171 in 2006, 2005, and 2004, respectively.
                  Other loans to employees and registered representatives are payable in installments generally over periods of one to five years with interest rates ranging up to 8% per annum.

                  The Company establishes a reserve based on identification on a loan by loan basis and records a bad debt expense at the time a reserve is made. Each loan is evaluated separately; not on a percentage of total loans impaired.

Comment 11. As a related matter, please provide us with a rollforward of the gross employee and broker receivables from December 31, 2005 to December 31, 2006. Please ensure that the rollforward demonstrates how the loan amortization of $187,109 affected the change in the receivable balances between the two periods.

Response

         The Company's rollforward schedule for gross employee and broker receivables from December 31, 2005 to December 21, 2006 is as follows:

Beginning Balance-12/31/2005                                         $1,394,334

New loans issued during 2006                          476,529

Repayments                                          (532,728)

Amortization of forgivable loans                    (187,109)         (243,308)
                                                --------------    --------------

Ending Balance-12/31/2006                                            $1,151,026
                                                                  ==============

Note 8.  6% Convertible Debentures

Comment 12. We note that you converted $1,765,000 of debentures in 2005 and $2,450,000 of debentures in 2006 into zero par common stock based on a conversion price of $0.50 per share. However, the transactions as presented on your Consolidated Statements of Changes in Stockholders' Equity (Deficit) reflect the par value of common stock at $0.50 per share, instead of zero par as indicated on the face of the Consolidated Statements of Financial Condition. Please revise your filing as necessary to accurately present these transactions. Consider the impact that any changes in your financial statements will have to your regulatory capital calculations, your MD&A disclosures, and any other relevant disclosures in your filing. Please also consider whether similar revisions need to be made to other common stock transactions presented in your financial statements (for example conversion of preferred stock into common shares).

Response

         As discussed with the Staff on June 19, 2007, the Company's common stock has no par value. Upon the conversion of the debentures in 2005 and 2006, the Company recorded the total value of the amount of debentures converted into common stock at its conversion value directly to common stock since the Company's common stock has no par value. This decision was based upon the Company's understanding that Additional Paid-in Capital is recorded only when common stock has a par value and proceeds are received in excess of that par value. Paragraph 54.206 (a) of the 2007 PPC Guide to GAAP indicates: "Additional paid-in capital represents contributed capital in excess of legal capital. Consequently it is affected by capital related transactions such as the following: (a) Selling stock at an amount in excess of par or stated value." As a result, the Company believes that its accounting for the transaction and the presentation in the Consolidated Statements of Stockholders Equity (Deficit) is appropriate.

Comment 13. It appears based upon the exhibit index included within your filing that your 6% convertible debentures may have been issued with detachable warrants. Please revise your filing to clearly describe how you accounted for the warrants both at issuance of the debentures and on an on-going basis. Refer to APB 14, EITFs 98-5, 00-19 and 00-27.

Response

         As discussed with the Staff on a conference call with the Company on June 19, 2007, the warrants referred to in this comment were not issued to the purchasers of the 6% convertible debentures as part of the private offering. Instead, these warrants were issued as part of compensation to the placement agent and the Company believes that the accounting, as presented is appropriate.

Note 12. Clearing Agreement

Comment 14. Please tell us the accounting literature you relied upon to support your decision to record the $1 million payment from NFS all with in the second quarter of 2006, instead of rateably over the initial 8 year term of the agreement. Please also tell us how you applied this accounting literature.

Response

         As discussed during the conference call on June 19, 2007, the Company believes that this transaction is not analogous to the typical contract acquisition costs situation whereby any costs related to the acquisition of a contract need to be deferred and amortized over the life of the contract. The $1,000,000 received by the Company was simply a reimbursement of incremental conversion and transition costs incurred by the Company and over-charges paid by the Company to the clearing agent, NFS, in 2005 and 2006. Just as those amounts were expensed by the Company in 2005 and 2006, the offset recorded in 2006 simply reduced the costs previously expensed. It is further noted that this is the same accounting treatment that another registrant reported for the same transaction in its financial statements (the filing and name of the registrant can be provided to the staff upon request).

         The Company believes that, consistent with its discussion of this matter with Staff on the June 19, 2007 conference call, because of the non-refundable nature of the amount received, and the similar accounting for the exact same transaction with the same clearing agent by another registrant, that the accounting for the reimbursement received is appropriate as presented.

Note 16.  Stockholders Equity

Comment 15. Please revise to briefly describe the circumstances which would be considered Redemption Events under which the holder could require you to redeem all or a portion of the Series B Preferred Stock by paying cash.

Response

         The Company has revised this note to reflect the Staff's comments. The Company's proposed revised note reflecting this comment is set forth in full below. The Company will include this revised disclosure in its future periodic reports. Please note that the text appearing in bold in the Company's reply represents the revised information included in response to this comment. See also the Company's response to comments 16 and 18.

                  Redemption - Optional Redemption. The holder may require the Company to redeem all or a portion of the Series B Preferred Stock by paying cash equal to the issue price plus all accrued and unpaid dividends within 180 days after a redemption event. A redemption event occurs: if the Company ceases to be a reporting entity under the 1934 Act, as amended; if the Company's Common Stock ceases to be publicly traded for any reason; or, upon liquidation of the Company.

Comment 16. Based upon Exhibit 3.1 filed with your Form 8-K on February 9, 2005, it appears that holders of your Series B Preferred Stock have the right to require cash redemption if your common stock ceases to be publicly traded for any reason. Please tell us how you considered EITF Topic D-98, Rule 5-02.28 of Regulation S-X, SAB Topic 14.E and ASR 268 in determining the classification of your Series B Preferred Stock within stockholders' equity.

Response

         The Company concurs with the Staff's suggestion that the Series B Preferred Stock may be temporary equity as per EITF Topic D- 98 and should be classified between liabilities and shareholder's equity in accordance with Rule 5-02.28 of Regulation S-X. However, the Company proposes that it revise its comparative financial statements for the year ended December 31, 2006 prospectively to reflect the reclassification of the Series B Preferred Stock from permanent to temporary equity for the following reasons:

1. On June 15, 2007, the Company announced that it had reached a settlement with Edward Okun, the sole owner of the Series B, whereby Mr. Okun surrendered for cancellation 100% of the Series B Preferred Stock.

2. The Series B Preferred Stock will be canceled by the Company. As a result of the cancellation, the additional paid-in-capital of the Company will be increased by the corresponding reduction in the Series B Preferred, resulting in a stockholders' equity that will be the same whether the Series B was classified as temporary or permanent equity.

3. The classification of the Series B Preferred as temporary versus permanent equity had no impact on any of the Company's regulatory filings with the NASD because the Series B Preferred stock is not on the books of the broker-dealer subsidiary (First Montauk Securities Corp). The Company did not and still does not have any debt outstanding with financial covenant requirements or other covenant requirements requiring it to maintain a certain amount of permanent equity.

         The chart below shows the results of the above:

                                                Shareholder's Equity


                                        As Presented                  Adjustments                   As Adjusted
                                   ------------------------    ---------------------------    ------------------------

Series A Preferred                  $               30,537                   (30,537) (A)                          --

Series B Preferred                                  19,782                   (19,782) (B)                          --

Common stock                                    11,646,620                (2,003,476) (C)                   9,643,144
APIC                                             1,930,810                  (830,668) (A)                   3,984,605
                                                                            (980,218) (B)
                                                                            3,864,681 (D)

Accumulated deficit                             (9,814,258)                        --                      (9,814,258)
                                   ------------------------    ---------------------------    ------------------------
                                    $            3,813,491      $                 --          $             3,813,491
                                   ========================    ===========================    ========================


       Presentation of
         Series B as
       Temporary Equity
-------------------------------

Series B Preferred                  $            1,000,000               (1,000,000) (B)                          --

Stockholders' Equity:

Series A                                            30,537                   (30,537) (A)                          --

Common stock                                    11,646,620                (2,003,476) (C)                   9,643,144
APIC                                               950,592                  (830,668) (A)                   3,984,605
                                                                           3,864,681  (B)

Accumulated deficit                             (9,814,258)                        --                      (9,814,258)
                                   ------------------------    ---------------------------    ------------------------
                                            $    2,813,491     $           1,000,000                   $    3,813,491
                                    ========================    ===========================    ========================
------------------------
(A) Retirement of Series A Preferred at carrying value.
(B) Retirement of Series B Preferred at carrying value.
(C) Retirement of Common Stock at value as of day of cancellation (5,272,302 shares at $.38 per share).
(D) Credit to additional paid-in-capital resulting from (A), (B), and (C), above.

The Company proposes to include a pro forma note to financial statements in its future filings (until such time as the item is no longer relevant) reflecting the Series B Preferred Stock as temporary equity, and indicating in the note that the classification as temporary equity has no impact on the income statement or earnings per share calculations.


Note 21.  Unaudited Quarterly Results of Operations

Comment 17. Please revise to disclose your net income (loss) before income taxes and preferred stock dividends for each period presented. Please also revise to describe the effect of any unusual or infrequently occurring items recognized in each full quarter. For example, we note from your MD&A that you recognized $4.9 million of remaining deferred revenue in 2005 in connection with the termination of your agreement with Fiserv and $1 million payment from NFS during the second quarter of 2006. Refer to Item 302(a) of Regulation S-K.

Response

         The following represents the Company's revised Unaudited Quarterly Results of Operations disclosing (i) its net income (loss) before income taxes and preferred stock dividends for each period presented and (ii) the effect of any unusual or infrequently occurring items recognized in each full quarter. Please note that the text appearing in bold in the Company's reply represents the revised information included in response to this comment.

                  NOTE 21 -         UNAUDITED QUARTERLY RESULTS OF OPERATIONS

                                        March 31,              June 30,             September 30,          December, 31
                                          2006                   2006                  2006                  2006
                                          ----                   ----                  ----                  ----

       Revenues                          $13,312,022           $13,605,708(2)            $11,274,175      $12,768,515
       Expenses                           14,334,955(1)         12,529,761(2)             11,424,899       13,480,362(3)
                                  ---------------------- --------------------- ---------------------- --------------------
       Net income (loss)                  (1,022,933)           1,075,947                  (150,724)        (711,847)
       before income taxes
       Provision (benefit) for
       income taxes                           20,861              24,200                   (30,730)           12,661
                                  ---------------------- --------------------- ---------------------- --------------------
       Net income (loss)                  (1,043,794)           1,051,747                  (119,994)        (724,508)
       Preferred stock dividends             (42,776)            (42,866)                   (42,866)         (39,998)
                                  ---------------------- --------------------- ---------------------- --------------------
       Net income (loss)                 $(1,086,570)         $ 1,008,881                 $(162,860)      $ (764,506)
       applicable to common
       stockholders
                                  ====================== ===================== ====================== ====================

       Income (loss) per common share:
       Basic                                  $(0.07)               $0.06                    $(0.01)              $(0.04)
       Diluted                                $(0.07)               $0.05                    $(0.01)              $(0.04)


                                       March 31,              June 30,              September 30,          December, 31
                                         2005                   2005                   2005                  2005
                                         ----                   ----                   ----                  ----
                                     (as restated)          (as restated)

       Revenues                      $15,565,645             $16,580,501(5)          $12,524,366           $13,413,154
       Expenses                       16,453,061(4)           12,160,116              13,178,128            13,790,523
                                  -------------------- ------------------------ -------------------- ---------------------
       Net income (loss)                (887,416)              4,420,385                (653,762)             (377,369)
       before income taxes
       Provision (benefit) for
       income taxes                     (176,731)                196,251                   3,095                54,929
                                  -------------------- ------------------------ -------------------- ---------------------
       Net income (loss)                (710,685)              4,224,134                (656,857)             (432,298)
       Preferred stock dividends         (34,458)               (207,976)                (42,906)                    --
                                  -------------------- ------------------------ -------------------- ---------------------
       Net income (loss)               $(745,143)             $4,016,158               $(699,763)            $(432,298)
       applicable to common
       stockholders
                                  ==================== ======================== ==================== =====================

       Income (loss) per common share:
       Basic                              $(0.06)                  $0.28                  $(0.05)                $(.03)
       Diluted                            $(0.06)                  $0.20                  $(0.05)                $(.03)
       --------------------


       (1) Includes $951,366 of charges related to a separation agreement entered into with the Company's Chairman.
       (2) Includes $820,000 of credits to expenses and $180,000 of income resulting from the payment received from the Company's clearing agent relating to previously incurred conversion and transition expenses and lost revenue.
       (3) Included in the expenses for the fourth quarter of 2006 is the accrual of $200,000 related to the separation agreement for the former
           General Counsel and additional legal accruals of $77,000.
       (4) Includes $1,432,937 of charges related to a separation agreement entered into with the Company's Chief Executive Officer.
       (5) Includes $4,886,000 of income related to the cancellation of the contingent obligation of the Company to repay cash advances received from the Company's prior clearing firm.

           The Company restated its financial statements for the quarters ending
           March 31, 2005 and June 30, 2005 to correctly account for the amortization of deferred compensation and its affect on the provision for income taxes.

           Net income (loss) per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income
           (loss) per share figures in 2006 and 2005 does not necessarily equal the total computed for the entire year.

Form 8-K Filed May 11, 2007

Comment 18. Please tell us how you intend to account for the put arrangement disclosed in Item 1.01 of your Form 8-K filed on May 11, 2007. Please also provide us with your footnote disclosure describing the put that you will include in future filings.

Response

       On May 23, 2007, the Company filed a Form 8-K with the SEC disclosing that a consent order vacating and setting aside the settlement agreement described in the May 11, 2007 8-K was entered by the court. As a result, the put arrangement described in Item 1.01 of the May 11, 2007 filing is no longer applicable.

       On June 15, 2007, the Company filed a Form 8-K indicating that it reached a new agreement with Edward H. Okun and his affiliated companies to settle all lawsuits. Among other items, the agreement provides for the following:

                o The Okun affiliates surrendered for cancellation: 283,087 shares of Series A Preferred Stock; 197,824 shares of Series B Preferred Stock (100% of the outstanding Series B) and 5,272,305 shares of common stock. Prior to the transaction, Okun owned approximately 52% of the outstanding common stock of the Company (assuming the Series A and B Preferred were converted to common stock) and subsequent to the transaction he owned 24.9% of the common stock.

                o The Company received an exclusive 60 day option to purchase the remainder of Okun's common stock (3,300,308 shares) for $2,500,000.

                o A $2,000,000 escrow amount deposited by Okun at the time of the execution of the Merger Agreement was returned to him.

       Accounting Research Manager indicates that in situations when the preferred stock being retired does not meet the requirements of SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS 150), that "typically the excess of fair value of the consideration issued or paid is less than the carrying value of the preferred stock being retired, the difference should be credited to retained earnings."

       Okun is surrendering for cancellation both preferred and common stock. Although he is obtaining the return of his escrow deposit, this escrow is not, as a result of the settlement, the Company's money. As a result, the Company proposes to debit the preferred stock at its carrying value, the common stock at the market value as of the cancellation and credit paid-in-capital for the total amount.

General

         The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o staff comments or changes to disclosure in response to staff comments in the Company's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff's review of the Company's filings or in response to the staff's comment on the Company's filings.

         Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned.

                                      Sincerely yours,

                                      Becker & Poliakoff, LLP

                                      /s/ Michael A. Goldstein, Esq.

                                      By: Michael A. Goldstein, Esq.

cc:      V. Kurylak
         M. Horowitz
         J. Fahs

                                   APPENDIX A

Item 7.  Management's Discussion and Analysis of
         Financial Condition and Results of Operations

Risk Management

         Risk is an inherent part of our business and activities. The extent to which we properly and effectively identify, assess, monitor and manage the various types of risk involved in our activities is critical to our soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in its business activities: market, credit, operational and legal. Senior management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies and procedures are subject to ongoing review and modification.

Market Risk. Certain of our business activities expose us to market risk. This market risk represents the potential for loss that may result from a change in value of a financial instrument as a result of fluctuations in interest rates, equity prices or changes in credit rating of issuers of debt securities. This risk relates to financial instruments we hold as investment and for trading. Securities inventories are exposed to risk of loss in the event of unfavorable price movements. Securities positions are marked to market on a daily basis. Market-making activities are client-driven, with the objective of meeting clients' needs while earning a positive spread. At December 31, 2006 and December 31, 2005, equity securities positions owned, and sold, not yet purchased were approximately $198,447 and $303,612, and $495 and $3,564, respectively. In our view, the potential exposure to market risk, trading volatility and the liquidity of securities held in the firm's inventory accounts could potentially have a material effect on its financial position.

Credit Risk. Credit risk represents the loss that we would incur if a client, counterparty or issuer of securities or other instruments that we hold fails to perform its contractual obligations. Client activities involve the execution, settlement, and financial of various transactions on behalf of its clients. Client activities are transacted on either a cash or margin basis. Client activities may expose us to off-balance sheet credit risk. We may have to purchase or sell financial instruments at the prevailing market price in the event of the failure of a client to settle a trade on its original terms or in the event that cash and securities in the client margin accounts are not sufficient to fully cover the client losses. We seek to control the risks associated with client activities by requiring clients to maintain collateral in compliance with various regulations and company policies.

Operational Risk. Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our operating systems, business disruptions and inadequacies or breaches in our internal control processes. We operate in diverse markets and rely on the ability of our employees and systems to process high numbers of transactions often within short time frames. In the event of a breakdown or improper operation of systems, human error or improper action by employees, we could suffer financial loss, regulatory sanctions or damage to our reputation. In order to mitigate and control operational risk, we have developed and continue to enhance policies and procedures that are designed to identify and manage operational risk at appropriate levels. Included in our operational risk management practice is disaster recovery for our critical systems. We believe that our disaster recovery program, including off-site back-up technology and operational facilities, is adequate to handle a reasonable business disruption. However, there can be no assurances that a disaster directly affecting our headquarters or operations center would not have a material adverse impact. Insurance and other safeguards might only partially reimburse us for our losses.

Legal Risk. Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements. We are subject to extensive regulation in the different jurisdictions in which we conduct our business. We have various procedures addressing issues such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds, credit granting, collection activities, anti money-laundering and record keeping.

Item 7A.      Quantitative and Qualitative Disclosures about Market Risk

         Our activities often involve the purchase, sale or short sale of securities as principal. Such activities subject our capital to significant risks from markets that may be characterized by relative illiquidity or may be particularly susceptible to rapid fluctuation in price or liquidity. Such market conditions could limit our ability to resell securities purchased or to purchase securities sold short. These activities subject our capital to significant risks, including market, credit and liquidity risks. Market risk relates to the risk of fluctuating values based on market prices without action on our part. Our primary credit risk is settlement risk, which relates to whether counterparty will fulfill its contractual obligations, such as delivery of securities or payment of funds. Liquidity risk relates to our inability to liquidate assets or redirect the deployment of assets contained in illiquid investments. Additional information pertaining to the foregoing risks is included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Management."